UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 14, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sangamo BioSciences, Inc.

File No. 000-30171 - CF#30227

Sangamo BioSciences, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 7, 2013.

Based on representations by Sangamo BioSciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 2.1   through October 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                           Elizabeth M. Murphy
                           Secretary